ALLGREEN PROPERTIES LIMITED

RECEIVED
2006 JUN 14 P 1:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4959


06014382

Date: 29 MAY 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

enc

dlw 6/14

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 298,000 ordinary shares in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 22 May 2006.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,054,813,000 ordinary shares.

By Order of the Board
Ms Isoo Tan
Company Secretary
29 May 2006

RECEIVED
2006 JUN 14 P 1:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 21 JUN 2006

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

TIANJIN JOINT VENTURE

The Board of Directors of Allgreen Properties Limited ("Allgreen") is pleased to announce that Allgreen intends to participate in a joint venture ("Tianjin JV") to develop a mixed-use development in Tianjin, People's Republic of China ("PRC"), through its wholly-owned subsidiary Allgreen Properties (Tianjin) Pte. Ltd. (formerly known as Greenspace Investments Pte. Ltd.) ("APT"), together with Kerry (Tianjin) Ltd ("KTL"), a wholly-owned subsidiary of Shangri-La Asia Limited ("SA") and Kerry Properties (Tianjin) Ltd ("KPTL"), a wholly-owned subsidiary of Kerry Properties Limited ("KPL"). SA and KPL are interested persons of Allgreen within the meaning of the Listing Manual of the Singapore Exchange Securities Trading Limited.

The Tianjin project site comprises an area of approximately 86,164 sq m, capable of being developed into a mixed-use development consisting of a hotel, serviced apartments, offices, residence, shopping mall, basement and related ancillary facilities of approximately 499,000 sq m of gross floor area ("the Project").

A wholly foreign-owned company, known as Tianjin Kerry Real Estate Development Co., Ltd. ("TKRED") has been established to undertake the Project. The current registered capital (being the paid-up capital) of TKRED which is 100% owned by KTL is RMB486,502,250. TKRED will increase its total investment amount and registered capital to RMB4,522,500,000 and RMB1,507,500,000 respectively.

Allgreen and KPL intend to participate in the Tianjin JV through APT and KPTL respectively by acquiring shares and shareholders' loans from KTL, subject to approvals from the relevant PRC authorities and independent shareholders' approvals by each of Allgreen, KPL and SA. The resultant equity structure of TKRED shall be in the respective proportion of 31% : 49% : 20% to be held by APT, KPTL and KTL respectively.

APT, KPTL and KTL have on 1 June 2006, signed a conditional Joint Venture Contract and related Articles of Association of TKRED to regulate the affairs of the shareholders, and a conditional Agreement in relation to the change of shareholding structure in TKRED pursuant to which the parties thereto agree to the transfer by KTL to APT and KPTL of part of KTL's shareholding interest in TKRED and loans made by KTL to TKRED. The terms and conditions of the various contract and agreement have been negotiated on arm's length commercial basis and are subject to relevant approvals being obtained.

The Board (including the independent Directors) considers the terms and conditions of the Tianjin JV to be fair and reasonable, and in the commercial interest of Allgreen and its shareholders as a whole.

The audit committee is of the view that the Tianjin JV is on normal commercial terms and is not prejudicial to the interests of Allgreen and its minority shareholders.

The Tianjin JV is conditional upon the approval of Allgreen's independent shareholders. A circular to shareholders containing full particulars of the Tianjin JV, together with the notice of the extraordinary general meeting seeking shareholders' approval, will be despatched in due course.

The current total investment cost is estimated at RMB4.523 billion (approximately S$888 million) (which may be increased up to a maximum total investment amount of RMB5 billion (approximately S$982 million)) to be contributed by all Parties proportionately and via external funding. Allgreen will finance this investment with internal funds and/or borrowings from banks and other financial institutions.

The Tianjin JV is expected to further enhance Allgreen's investment portfolio and its position in the PRC market which it views as a long term growth market. This venture will serve to enhance shareholders' value by providing growth to the Allgreen Group in the long run.

The current total of all transactions with SA and KPL and their associates for the period from 1 January 2006 up to 31 May 2006 and including the above transaction amounts to approximately S$306m, representing approximately 18.7% of Allgreen Group's latest audited net tangible assets as at 31 December 2005. The current total of all interested person transactions for the same period and including the above transaction amounts to approximately S$307m, representing approximately 18.7% of Allgreen Group's latest audited net tangible assets as at 31 December 2005.

This investment is not expected to have any material impact on the earnings and net tangible assets per share of the Allgreen Group for the financial year ending 31 December 2006.

None of the Directors has any interest, direct or indirect, in the Tianjin JV.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
1 June 2006